Exhibit 99.1

Thomson Reuters Reports Second-Quarter 2012 Results

●	Revenues grew 3% before currency
●	Adjusted EBITDA of $892 million with a margin of 28.0%
●	Underlying operating profit of $617 million with a margin of 19.3%
●	Adjusted earnings per share were $0.54 vs. $0.51 in the second quarter 2011
●	2012 Outlook affirmed

NEW YORK, July 31, 2012  – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today reported results for the second quarter ended June 30, 2012. The company reported revenues from ongoing businesses of $3.2 billion, a 3% increase before currency. Adjusted EBITDA was up slightly from the prior-year period and the corresponding margin was 28.0% versus 28.1% in the second quarter of 2011. Underlying operating profit decreased 8% and the corresponding margin was 19.3% versus 21.2% in the prior-year period.

Adjusted earnings per share (EPS) were $0.54 compared to $0.51 in the second quarter of 2011.

“Our results for the quarter and first half of the year were on track,” said James C. Smith, chief executive officer of Thomson Reuters. “Growth in the second quarter was driven by the strong performance of our Legal, Tax & Accounting and Intellectual Property & Sciences businesses. Our Financial & Risk year-to-date revenue performance, though tepid, has held up relatively well despite growing headwinds in the global financial services industry. We have been making progress across the Financial & Risk business with a more rigorous and disciplined approach.”

“I am pleased that we were able to complete the sale of our Healthcare business for $1.25 billion and redeploy some of the proceeds to support key growth businesses as evidenced by our recent announcements to acquire FXall and MarkMonitor,” continued Mr. Smith.

Thomson Reuters Reports Second-Quarter 2012 Results

Consolidated Financial Highlights

	Three Months Ended June 30,
	(Millions of U.S. dollars, except EPS and margins)
IFRS Financial Measures	2012	2011	Change
Revenues	$3,309	$3,447	-4%
Operating profit	$1,318	$833	58%
Diluted earnings per share (EPS)	$1.11	$0.67	66%
Cash flow from operations	$870	$879	-1%

Non-IFRS Financial Measures1	2012	2011	Change		Change Before Currency
Revenues from ongoing businesses	$3,189	$3,161	1%		3%
Adjusted EBITDA	$892	$888	0%		3%
Adjusted EBITDA margin	28.0%	28.1%	-10	bp	-10	bp
Underlying operating profit	$617	$669	-8%		-5%
Underlying operating profit margin	19.3%	21.2%	-190	bp	-170	bp
Adjusted earnings per share (EPS)	$0.54	$0.51	6%
Free cash flow	$660	$633	4%
Free cash flow from ongoing operations	$641	$611	5%

●	Revenues from ongoing businesses were $3.2 billion, a 3% increase before currency.
●
Adjusted EBITDA was up slightly, and the corresponding margin was 28.0% versus 28.1% in the prior-year period as the elimination of integration expenses and higher revenues were offset by an anticipated increase in expenses in Financial & Risk related to planned investments in customer service and customer administration.

●
Underlying operating profit decreased 8% and the corresponding margin was 19.3% versus 21.2% in the prior-year period as higher revenues were offset by higher depreciation and amortization from investments made in prior periods and planned increases in expenses.

●
Adjusted EPS was $0.54 compared to $0.51 in the prior-year period. The increase was primarily attributable to the elimination of integration expenses and a lower tax rate which were partly offset by lower underlying operating profit. Foreign exchange had a $0.01 negative impact on adjusted EPS.

Second-Quarter Business Segment Highlights
Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency as Thomson Reuters believes this provides the best basis to measure the performance of its business.

Financial & Risk

●	Revenues increased 1%. Growth in Marketplaces and Governance, Risk & Compliance and from acquisitions was offset by declines in revenues from the Trading and Investors business units.
●	Recurring subscription-related revenues were flat. Transactions-related revenues increased 4%. Recoveries revenues increased 1% and Outright revenues declined 3%.
●	By geography, revenues in Europe, Middle East and Africa (EMEA) were flat, revenues in the Americas were up 3% while revenues in Asia declined 2%, primarily related to Japan.

1 These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory note at the end of this news release.

Thomson Reuters Reports Second-Quarter 2012 Results

●	EBITDA was $460 million, down 13%, with a related margin of 25.7%. The related margin decreased 290 basis points from the prior-year period.
●
Operating profit was $306 million, down 19%, with a related margin of 17.1%. The related margin decreased 340 basis points due to lower organic revenues, planned investments in customer service and customer administration and higher depreciation and amortization from product investments made in prior periods.

●	Eikon desktops totaled over 19,000 at the end of the second quarter, up approximately 20% from the end of the first quarter of 2012.

Trading

●	Revenues decreased 2% with growth in Commodities & Energy and Data Feeds businesses offset by desktop cancellations in Exchange Traded Instruments and Fixed Income.
●	Recoveries revenues increased 2%.

Investors

●	Revenues declined 1%. A 4% increase in Enterprise Content revenues was offset by a 5% decline in Investment Management revenues due to weakness in Europe and global banks.
●	Corporate revenues were up 2%. Wealth Management and Banking & Advisory (formerly Investment Banking) revenues were unchanged versus the prior-year period.

Marketplaces

●	Revenues increased 6% (1% organic) driven by acquisitions and Tradeweb, which was up 24% (6% organic).
●	Foreign exchange-related revenues declined 1% due to lower transaction volumes compared to the prior-year period.

Governance, Risk & Compliance

●	Revenues grew 56% (18% organic) to $52 million driven by acquisitions, new sales and strong demand for risk and compliance solutions.
●	Thomson Reuters Eikon for Compliance Management, a version of the flagship Eikon desktop dedicated to trading floor compliance, was launched in July 2012.

Legal

•
Revenues increased 3%. US Law Firm Solutions grew 2% driven by a 17% increase in Business of Law revenues (FindLaw and Elite) while research-related revenues declined 2%. Corporate, Government and Academic revenues rose 5%. Global businesses grew 5%.

•	EBITDA was up slightly from the prior-year period and the associated margin decreased 60 basis points to 39.0% primarily due to a change in business mix.
•	Operating profit was flat and the associated margin was 30.7% compared to 31.1% in the prior-year period.
•	WestlawNext has been sold to approximately 69% of Westlaw’s revenue base as of the end of the second quarter 2012.

Thomson Reuters Reports Second-Quarter 2012 Results

Tax & Accounting

●	Revenues increased 25% (5% organic) driven by acquisitions and strong growth in revenues from the ONESOURCE platform and software sales to professional accounting firms.
●	EBITDA increased 22% and the corresponding margin decreased 40 basis points to 29.7% due mainly to acquisition dilution.
●	Operating profit increased 19% and the corresponding margin decreased 70 basis points to 19.8%.
●
Tax & Accounting is a seasonal business with a significant percentage of its operating profit traditionally generated in the fourth quarter. Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Tax & Accounting business. Full-year margins are more reflective of the segment’s underlying performance.

Intellectual Property & Science

●	Revenues were up 4% with growth across the business.
●	EBITDA increased 6% with the corresponding margin increasing 110 basis points to 34.7%.
●	Operating profit increased 4% with the corresponding margin increasing 30 basis points to 27.3%.
●
Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Intellectual Property & Science business. Full-year margins are more reflective of the segment’s underlying performance.

Consolidated Financial Highlights – Six Months

	Six Months Ended June 30, (Millions of U.S. dollars, except EPS and margins)
IFRS Financial Measures	2012	2011	Change
Revenues	$6,663	$6,777	-2%
Operating profit	$1,704	$1,229	39%
Diluted earnings per share (EPS)	$1.49	$0.97	54%
Cash flow from operations	$1,143	$1,079	6%

Non-IFRS Financial Measures1	2012	2011	Change		Change Before Currency
Revenues from ongoing businesses	$6,376	$6,238	2%		4%
Adjusted EBITDA	$1,717	$1,605	7%		8%
Adjusted EBITDA margin	26.9%	25.7%	120	bp	120	bp
Underlying operating profit	$1,162	$1,205	-4%		-2%
Underlying operating profit margin	18.2%	19.3%	-110	bp	-100	bp
Adjusted earnings per share (EPS)	$0.98	$0.88	11%
Free cash flow	$654	$573	14%
Free cash flow from ongoing operations	$600	$466	29%

●	Revenues from ongoing businesses were $6.4 billion, a 4% increase before currency.
●
Adjusted EBITDA increased 7% and the corresponding margin was 26.9% versus 25.7% in the prior-year period as higher revenues and the elimination of integration expenses offset planned investments in customer service and customer administration.

●
Underlying operating profit decreased 4% and the corresponding margin was 18.2% versus 19.3% in the prior-year period due to higher depreciation and amortization expense related to new product launches and planned increases in expenses.

Thomson Reuters Reports Second-Quarter 2012 Results

●	Adjusted EPS was $0.98 compared to $0.88 in the prior-year period. The increase was primarily attributable to the elimination of integration expenses.
●	Free cash flow was $654 million, up 14% compared to the prior-year period. Free cash flow from ongoing operations was $600 million, up 29% from the same period in 2011.

Corporate & Other (Including Media)

Second-quarter Media revenues were $83 million, up 1% from the prior-year period. Second-quarter Corporate & Other costs were $55 million compared to $62 million in the prior-year period. Media revenues for the first six months of 2012 were $165 million, up 1% from the prior-year period. Corporate & Other costs for the first six months of 2012 were $135 million compared to $138 million in the same period of 2011.

Recent Developments

On July 18, 2012, the company commenced a tender offer to acquire all of the outstanding shares of FXall, the leading independent global provider of electronic foreign exchange trading solutions to corporations and asset managers.

On July 26, 2012, the company announced it had signed a definitive agreement to purchase MarkMonitor, a global leader in online brand protection.

Business Outlook (Before Currency)

Thomson Reuters today reaffirmed its business outlook for 2012 that was previously communicated in February.

Thomson Reuters expects its revenues to grow low single-digits in 2012.

Thomson Reuters expects its adjusted EBITDA margin to range between 27% and 28% in 2012.

The company forecasts its underlying operating profit margin to range between 18% and 19% in 2012 due to higher depreciation and amortization expense.

Thomson Reuters expects reported free cash flow to grow 5% to 10% and free cash flow from ongoing operations to grow 15% to 20% in 2012.

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Dividend and Share Repurchases

As previously announced, Thomson Reuters increased its 2012 annual dividend by $0.04 per share to $1.28 per share. A quarterly dividend of $0.32 per share is payable on September 17, 2012, to shareholders of record as of August 23, 2012.

Year-to-date through July 31, 2012, the company repurchased 5.9 million shares for an aggregate cost of approximately $168 million pursuant to its Normal Course Issuer Bid (NCIB). The company repurchased 4.3 million shares under the current NCIB program which was renewed in May 2012 and authorizes the company to purchase up to 15 million shares.

Thomson Reuters Reports Second-Quarter 2012 Results

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs approximately 60,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES
Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

IMPORTANT INFORMATION
This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of the FXall common shares. The offer to buy the outstanding shares of common stock of FXall is being made pursuant to a tender offer statement on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials filed by CB Transaction Corp. with the Securities and Exchange Commission on July 18, 2012.  FXall has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer with the Securities and Exchange Commission. The tender offer statement (including the offer to purchase, related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement, as they may be amended from time to time, contain important information that should be read carefully before making any decision to tender securities in the tender offer. These materials have been or will be sent free of charge to all stockholders of FXall. Shareholders may also obtain a free copy of these materials (and all other tender offer documents filed with the Securities and Exchange Commission) on the Securities and Exchange Commission's website at www.sec.gov. The Schedule TO (including the offer to purchase and related materials) and the Schedule 14D-9 (including the solicitation/recommendation statement), may also be obtained for free by contacting Georgeson Inc., the information agent for the tender offer, toll-free at (866) 277-8239.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS
Certain statements in this news release, including, but not limited to, statements in the "Business Outlook (Before Currency)" section and Mr. Smith’s comments, are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2012. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company's 2012 business outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, positive GDP growth in the countries where Thomson Reuters operates led by rapidly developing economies and a continued increase in the number of professionals around the world and their demand for high quality information and services. Internal financial and operational assumptions include, but are

Thomson Reuters Reports Second-Quarter 2012 Results

not limited to, the successful execution of the company’s ongoing product release programs, globalization strategy, other growth initiatives and efficiency initiatives.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy (including the current European Union debt crisis); actions of competitors; failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets; increased accessibility to free or relatively inexpensive information sources; failures or disruptions of network systems or the Internet; failure to maintain a high renewal rate for subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation and similar financial services laws around the world; failure to adapt to recent organizational changes; failure to recruit, motivate and retain high quality management and key employees; failure to meet the challenges involved in operating globally; failure to protect the brands and reputation of Thomson Reuters; additional impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; downgrading of credit ratings and adverse conditions in the credit markets; fluctuations in foreign currency exchange and interest rates; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; and failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACT
MEDIA	INVESTORS
Calvin Mitchell	Frank J. Golden
Senior Vice President, Corporate Affairs	Senior Vice President, Investor Relations
+1 646 223 5285	+1 646 223 5288
calvin.mitchell@thomsonreuters.com	frank.golden@thomsonreuters.com

Thomson Reuters will webcast a discussion of its second-quarter 2012 results today beginning at 8:30 a.m. Eastern Daylight Time (EDT).  You can access the webcast by visiting the "Investor Relations" section of www.thomsonreuters.com.  An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Second-Quarter 2012 Results

Thomson Reuters Corporation
Business Segment Information
(millions of U.S. dollars)
(unaudited)

	Three Months Ended
	June 30,		Change
	2012	2011 (1)	Total	Before Currency	Organic
Revenues
Trading	$840	$896	-6%	-2%	-2%
Investors	608	627	-3%	-1%	-1%
Marketplaces	292	282	4%	6%	1%
Governance, Risk & Compliance	52	34	53%	56%	18%
Financial & Risk	1,792	1,839	-3%	1%	-1%
Legal	818	803	2%	3%	2%
Tax & Accounting	283	229	24%	25%	5%
Intellectual Property & Science	216	211	2%	4%	4%
Corporate & Other (includes Media)	83	84	-1%	1%	1%
Eliminations	(3)	(5)
Revenues from ongoing businesses (2)	3,189	3,161	1%	3%	1%
Other businesses (3)	120	286
Revenues	$3,309	$3,447	-4%

			Change		Margin
Adjusted EBITDA (4)			Total	Before Currency	2012	2011
Financial & Risk	$460	$526	-13%	-9%	25.7%	28.6%
Legal	319	318	0%	1%	39.0%	39.6%
Tax & Accounting	84	69	22%	23%	29.7%	30.1%
Intellectual Property & Science	75	71	6%	7%	34.7%	33.6%
Corporate & Other (includes Media)	(46)	(54)
Integration programs expenses	-	(42)
Adjusted EBITDA	$892	$888	0%	3%	28.0%	28.1%

Underlying Operating Profit (5)
Financial & Risk	$306	$377	-19%	-15%	17.1%	20.5%
Legal	251	250	0%	0%	30.7%	31.1%
Tax & Accounting	56	47	19%	21%	19.8%	20.5%
Intellectual Property & Science	59	57	4%	5%	27.3%	27.0%
Corporate & Other (includes Media)	(55)	(62)
Underlying operating profit	$617	$669	-8%	-5%	19.3%	21.2%

Thomson Reuters Reports Second-Quarter 2012 Results

Thomson Reuters Corporation
Business Segment Information
 (millions of U.S. dollars)
(unaudited)

	Six Months Ended
	June 30,		Change
	2012	2011 (1)	Total	Before Currency	Organic
Revenues
Trading	$1,699	$1,781	-5%	-2%	-2%
Investors	1,211	1,250	-3%	-2%	-2%
Marketplaces	590	555	6%	8%	3%
Governance, Risk & Compliance	103	57	81%	83%	17%
Financial & Risk	3,603	3,643	-1%	1%	-1%
Legal	1,595	1,557	2%	3%	2%
Tax & Accounting	593	467	27%	28%	7%
Intellectual Property & Science	425	412	3%	4%	4%
Corporate & Other (includes Media)	165	166	-1%	1%	1%
Eliminations	(5)	(7)
Revenues from ongoing businesses (2)	6,376	6,238	2%	4%	1%
Other businesses (3)	287	539
Revenues	$6,663	$6,777	-2%

			Change		Margin
Adjusted EBITDA (4)			Total	Before Currency	2012	2011
Financial & Risk	$919	$991	-7%	-4%	25.5%	27.2%
Legal	589	575	2%	2%	36.9%	36.9%
Tax & Accounting	180	133	35%	36%	30.4%	28.5%
Intellectual Property & Science	147	137	7%	7%	34.6%	33.3%
Corporate & Other (includes Media)	(118)	(119)
Integration programs expenses	-	(112)
Adjusted EBITDA	$1,717	$1,605	7%	8%	26.9%	25.7%

Underlying Operating Profit (5)
Financial & Risk	$608	$704	-14%	-10%	16.9%	19.3%
Legal	451	440	3%	2%	28.3%	28.3%
Tax & Accounting	124	90	38%	39%	20.9%	19.3%
Intellectual Property & Science	114	109	5%	5%	26.8%	26.5%
Corporate & Other (includes Media)	(135)	(138)
Underlying operating profit	$1,162	$1,205	-4%	-2%	18.2%	19.3%

Thomson Reuters Reports Second-Quarter 2012 Results

Thomson Reuters Corporation
Reconciliation of Operating Profit to Adjusted EBITDA (4)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended				Six Months Ended
	June 30,				June 30,
	2012	2011	Change		2012	2011	Change

Operating profit	$1,318	$833	58%		$1,704	$1,229	39%
Adjustments:
Amortization of other identifiable intangible assets	149	150			301	294
Integration programs expenses	-	42			-	112
Fair value adjustments	(43)	(8)			(13)	(10)
Other operating gains, net	(798)	(286)			(820)	(319)
Operating profit from Other businesses (1), (3)	(9)	(62)			(10)	(101)
Underlying operating profit (1)	$617	$669	-8%		$1,162	$1,205	-4%
Adjustments:
Integration programs expenses	-	(42)			-	(112)
Depreciation and amortization of computer software (excluding Other businesses (1), (3))	275	261			555	512
Adjusted EBITDA (1)	$892	$888	0%		$1,717	$1,605	7%

Underlying operating profit margin	19.3%	21.2%	-190	bp	18.2%	19.3%	-110	bp
Adjusted EBITDA margin	28.0%	28.1%	-10	bp	26.9%	25.7%	120	bp

Thomson Reuters Corporation
Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA (4)
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2012	2011	Change	2012	2011	Change

Earnings from continuing operations	$936	$572	64%	$1,264	$827	53%
Adjustments:
Tax expense	279	174		246	226
Other finance costs (income)	16	(9)		(14)	(16)
Net interest expense	91	98		205	199
Amortization of other identifiable intangible assets	149	150		301	294
Amortization of computer software	166	162		341	326
Depreciation	109	110		219	217
EBITDA	$1,746	$1,257	39%	$2,562	$2,073	24%
Adjustments:
Share of post tax (earnings) losses in equity method investees	(4)	(2)		3	(7)
Other operating gains, net	(798)	(286)		(820)	(319)
Fair value adjustments	(43)	(8)		(13)	(10)
EBITDA from Other businesses (1), (3)	(9)	(73)		(15)	(132)
Adjusted EBITDA (1)	$892	$888	0%	$1,717	$1,605	7%

Thomson Reuters Reports Second-Quarter 2012 Results

Thomson Reuters Corporation
Reconciliation of Underlying Operating Profit (5) to Adjusted EBITDA (4) by Business Segment
(millions of U.S. dollars)
(unaudited)

	Three Months Ended June 30, 2012			Three Months Ended June 30, 2011 (1)
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Financial & Risk	$306	$154	$460	$377	$149	$526
Legal	251	68	319	250	68	318
Tax & Accounting	56	28	84	47	22	69
Intellectual Property & Science	59	16	75	57	14	71
Corporate & Other (includes Media)	(55)	9	(46)	(62)	8	(54)
Integration programs expenses	na	na	-	na	na	(42)
	$617	$275	$892	$669	$261	$888

	Six Months Ended June 30, 2012			Six Months Ended June 30, 2011 (1)
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Financial & Risk	$608	$311	$919	$704	$287	$991
Legal	451	138	589	440	135	575
Tax & Accounting	124	56	180	90	43	133
Intellectual Property & Science	114	33	147	109	28	137
Corporate & Other (includes Media)	(135)	17	(118)	(138)	19	(119)
Integration programs expenses	na	na	-	na	na	(112)
	$1,162	$555	$1,717	$1,205	$512	$1,605

** excludes Other businesses (1), (3)
na = not applicable

Thomson Reuters Reports Second-Quarter 2012 Results

Thomson Reuters Corporation
Reconciliation of Earnings Attributable to Common Shareholders
 to Adjusted Earnings from Continuing Operations (6)
(millions of U.S. dollars, except as otherwise indicated and except for per share data)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Earnings attributable to common shareholders	$922	$563	$1,236	$813
Adjustments:
Operating profit from Other businesses (1), (3)	(9)	(62)	(10)	(101)
Fair value adjustments	(43)	(8)	(13)	(10)
Other operating gains, net	(798)	(286)	(820)	(319)
Other finance costs (income)	16	(9)	(14)	(16)
Share of post tax (earnings) losses in equity method investees	(4)	(2)	3	(7)
Tax on above items	253	115	187	127
Interim period effective tax rate normalization (7)	46	15	52	5
Discrete tax items	(83)	(46)	(109)	(46)
Amortization of other identifiable intangible assets	149	150	301	294
Discontinued operations	1	-	3	(2)
Dividends declared on preference shares	(1)	(1)	(2)	(2)
Adjusted earnings from continuing operations (1)	$449	$429	$814	$736
Adjusted earnings per share from continuing operations (1)	$0.54	$0.51	$0.98	$0.88

Diluted weighted average common shares (in millions)	830.7	839.8	830.5	839.0

Thomson Reuters Reports Second-Quarter 2012 Results

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities
to Free Cash Flow from Ongoing Operations (8)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Net cash provided by operating activities	$870	$879	$1,143	$1,079
Capital expenditures, less proceeds from disposals	(211)	(247)	(494)	(541)
Other investing activities	2	2	7	37
Dividends paid on preference shares	(1)	(1)	(2)	(2)
Free cash flow	660	633	654	573
Remove: Other businesses	(19)	(22)	(54)	(107)
Free cash flow from ongoing operations	$641	$611	$600	$466

Footnotes

(1)	Prior-period amounts have been reclassified to reflect the current presentation.
(2)	Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other (which includes the Media business) less eliminations. Other businesses (see note (3) below) are excluded.
(3)	Other businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.

(millions of U.S. dollars)	Three Months Ended		Six Months Ended
	June 30,		June 30,
Other businesses	2012	2011	2012	2011
Revenues	$120	$286	$287	$539

Operating profit	$9	$62	$10	$101
Depreciation and amortization of computer software	-	11	5	31
EBITDA	$9	$73	$15	$132

(4)
Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding the related depreciation and amortization of computer software but including integration programs expense. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues from ongoing businesses.

(5)
Underlying operating profit is operating profit from reportable segments and Corporate & Other (includes Media). Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.

(6)
Adjusted earnings from continuing operations and adjusted earnings per share from continuing operations include dividends declared on preference shares and integration programs expense, but exclude the pre-tax impacts of amortization of other identifiable intangible assets as well as the post-tax impacts of fair value adjustments, other operating (gains) and losses, certain impairment charges, the results of Other businesses (see note (3) above), other finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investees, discontinued operations and other items affecting comparability. Adjusted earnings per share from continuing operations is calculated using diluted weighted average shares and does not represent actual earnings or loss per share attributable to shareholders.

(7)
Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings or loss for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full year income taxes.

(8)
Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on the company’s preference shares. Other businesses (see note (3) above) are also removed to arrive at free cash flow from ongoing operations.

Thomson Reuters Reports Second-Quarter 2012 Results

Thomson Reuters Corporation
Consolidated Income Statement
(millions of U.S. dollars, except per share data)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011

Revenues	$3,309	$3,447	$6,663	$6,777
Operating expenses	(2,365)	(2,478)	(4,918)	(5,030)
Depreciation	(109)	(110)	(219)	(217)
Amortization of computer software	(166)	(162)	(341)	(326)
Amortization of other identifiable intangible assets	(149)	(150)	(301)	(294)
Other operating gains, net	798	286	820	319
Operating profit	1,318	833	1,704	1,229
Finance costs, net:
Net interest expense	(91)	(98)	(205)	(199)
Other finance (costs) income	(16)	9	14	16
Income before tax and equity method investees	1,211	744	1,513	1,046
Share of post tax earnings (losses) in equity method investees	4	2	(3)	7
Tax expense	(279)	(174)	(246)	(226)
Earnings from continuing operations	936	572	1,264	827
(Loss) earnings from discontinued operations, net of tax	(1)	-	(3)	2
Net earnings	$935	$572	$1,261	$829

Earnings attributable to:
Common shareholders	922	563	1,236	813
Non-controlling interests	13	9	25	16

Basic and diluted earnings per share	$1.11	$0.67	$1.49	$0.97

Basic weighted average common shares	828,482,671	837,096,717	828,661,765	836,129,383
Diluted weighted average common shares	830,744,813	839,846,235	830,507,227	839,025,585

Thomson Reuters Reports Second-Quarter 2012 Results

Thomson Reuters Corporation
Consolidated Statement of Financial Position
(millions of U.S. dollars)
(unaudited)

	June 30,	December 31,
	2012	2011
Assets
Cash and cash equivalents	$1,801	$422
Trade and other receivables	1,733	1,984
Other financial assets	91	100
Prepaid expenses and other current assets	513	641
Current assets excluding assets held for sale	4,138	3,147
Assets held for sale	140	767
Current assets	4,278	3,914

Computer hardware and other property, net	1,355	1,509
Computer software, net	1,608	1,640
Other identifiable intangible assets, net	8,077	8,471
Goodwill	15,706	15,932
Other financial assets	317	425
Other non-current assets	540	535
Deferred tax	43	50
Total assets	$31,924	$32,476

Liabilities and equity
Liabilities
Current indebtedness	$8	$434
Payables, accruals and provisions	2,476	2,675
Deferred revenue	1,220	1,379
Other financial liabilities	63	81
Current liabilities excluding liabilities associated with assets held for sale	3,767	4,569
Liabilities associated with assets held for sale	17	35
Current liabilities	3,784	4,604

Long-term indebtedness	7,158	7,160
Provisions and other non-current liabilities	2,681	2,513
Other financial liabilities	32	27
Deferred tax	1,218	1,422
Total liabilities	14,873	15,726

Equity
Capital	10,292	10,288
Retained earnings	8,041	7,633
Accumulated other comprehensive loss	(1,629)	(1,516)
Total shareholders’ equity	16,704	16,405
Non-controlling interests	347	345
Total equity	17,051	16,750
Total liabilities and equity	$31,924	$32,476

Thomson Reuters Reports Second-Quarter 2012 Results

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Cash provided by (used in):
Operating activities
Net earnings	$935	$572	$1,261	$829
Adjustments for:
Depreciation	109	110	219	217
Amortization of computer software	166	162	341	326
Amortization of other identifiable intangible assets	149	150	301	294
Net gains on disposals of businesses	(789)	(382)	(826)	(386)
Deferred tax	53	(142)	(119)	(174)
Other	(68)	129	24	164
Changes in working capital and other items	315	280	(58)	(191)
Net cash provided by operating activities	870	879	1,143	1,079

Investing activities
Acquisitions, net of cash acquired	(101)	(672)	(260)	(726)
Proceeds from disposals	1,369	495	1,983	510
Capital expenditures, less proceeds from disposals	(211)	(247)	(494)	(541)
Other investing activities	2	2	7	37
Investing cash flows from continuing operations	1,059	(422)	1,236	(720)
Investing cash flows from discontinued operations	90	18	90	39
Net cash provided by (used in) investing activities	1,149	(404)	1,326	(681)

Financing activities
Repayments of debt	(2)	(48)	(2)	(53)
Net repayments under short-term loan facilities	(287)	(63)	(423)	(20)
Repurchases of common shares	(144)	-	(168)	-
Dividends paid on preference shares	(1)	(1)	(2)	(2)
Dividends paid on common shares	(256)	(248)	(512)	(465)
Other financing activities	12	(14)	20	(14)
Net cash used in financing activities	(678)	(374)	(1,087)	(554)

Translation adjustments on cash and cash equivalents	(7)	1	(3)	5
Increase (decrease) in cash and cash equivalents	1,334	102	1,379	(151)
Cash and cash equivalents at beginning of period	467	611	422	864
Cash and cash equivalents at end of period	$1,801	$713	$1,801	$713